Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2391)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Tuya Inc. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) hereby announces that a meeting of the Board will be held on Monday, August 29, 2022, for the purpose of considering and approving, inter alias, (i) the unaudited quarterly results of the Group for the three months ended June 30, 2022 and its publication, (ii) the unaudited interim results of the Group for the six months ended June 30, 2022 and its publication, and (iii) transacting any other business.

The Company’s management will hold an earnings conference call on Tuesday, August 30, 2022, at 8:00 A.M. Beijing/Hong Kong Time or on Monday, August 29, 2022, at 8:00 P.M. U.S. Eastern Time.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, each participant will receive access details for this conference call including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Participants Online Registration: https://www.netroadshow.com/events/login?show=54a7b9bf&confId=40423

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.tuya.com.

By Order of the Board Tuya Inc. WANG Xueji Chairman

Hong Kong, Wednesday, August 17, 2022

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive Directors, Ms. HONG Jing as non-executive Director and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

* For identification purpose only